$50,000,000	This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-272653

Consumer Portfolio Services, Inc.

Three and Six Month Renewable Unsecured Subordinated Notes

One, Two, Three, Four, Five and Ten Year Renewable Unsecured

Subordinated Notes

___________________________

We are offering our renewable unsecured subordinated notes to new purchasers and existing noteholders. We are offering the notes for cash and as renewals of previously-issued or to-be-issued notes, up to a maximum of $50,000,000 in aggregate principal amount (inclusive of renewals). As of the date of this prospectus supplement, we are offering the notes with maturities ranging from three months to ten years. However, depending on our capital needs, notes with certain terms may not always be offered. We will establish interest rates on the notes offered in this prospectus supplement from time to time in interest rate supplements to this prospectus supplement. Our filing such an interest rate supplement will not affect the interest rates applicable to any notes previously sold.

The notes are unsecured obligations and your right to payment is subordinated in right of payment to substantially all of our existing and future indebtedness, other than our issued and outstanding renewable unsecured subordinated notes, each of which is pari passu in right of payment with the notes offered hereby. As of December 31, 2025 and June 30, 2026 we had approximately $3,454.4 million and $3,979.8 million, respectively, of debt outstanding that is senior to the notes, all of which was issued by our consolidated special purpose entities. Including accounts payable and accrued expenses, we had approximately $3,519.7 million as of December 31, 2025, and $4,074.5 million as of June 30, 2026.

Upon maturity, your notes will be automatically renewed for the same term as your maturing notes. The interest rate will be what we are then offering to other investors with similar aggregate note portfolios for notes of the same term, as described on the next page or specified in the most recently filed interest rate supplement, unless we elect not to have your notes renewed or unless you notify us within 15 days after the maturity date for your notes that you want your notes repaid. If notes of the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before maturity or, if no such rate is specified, the rate of the existing note. The interest rate on your renewed note may differ from the interest rate applicable to your note during the prior term. After giving you thirty days’ advance notice, we may redeem all or a portion of your notes for their original principal amount plus accrued and unpaid interest. You also may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we are currently prohibited by contract from making any such repurchases. See “Description Of The Notes - Redemption or Repurchase Prior To Stated Maturity - Repurchase At Request of Holder.”

We will market and sell the notes directly to the public. The notes will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. We do not intend to make a market in the notes and we do not anticipate that a market in the notes will develop. There will be significant restrictions on your ability to transfer or resell the notes. We have not requested a rating for the notes; however, third parties may independently rate them.

The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other governmental or private fund or entity. Investing in the notes involves risks, which are described in “Risk Factors” beginning on page 11 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100.00%	100.00%
Selling agent commissions	none	none
Proceeds to CPS, before expenses	100.00%	100.00%

See “Plan of Distribution” for a description of anticipated expenses to be incurred in connection with our offering and selling the notes. There will be no underwriting discount. We are not required to sell any specific number or dollar amount of notes in order to accept subscriptions.

The date of this Prospectus Supplement is August 26, 2026

We will issue the notes in book-entry or uncertificated form. Subject to certain limited exceptions, you will not receive a certificated security or a negotiable instrument that evidences your notes. We will deliver written confirmations to purchasers of the notes. Computershare Trust Company, National Association, St. Paul, Minnesota, will act as trustee for the notes.

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus supplement and from our reports filed with the SEC, and may not contain all the information that may be important to you. You should read the entire prospectus supplement and the other information that is incorporated by reference into this prospectus supplement before making an investment decision. Certain industry terms that we use are defined in the glossary.

This prospectus supplement is supplement to a base prospectus that is included in a registration statement we filed with the SEC, file number 333-272653, and should be delivered with and read in conjunction with that base prospectus. For convenience, we refer hereafter to the base prospectus and this prospectus supplement together as the prospectus.

CPS

We are a specialty finance company. Our business is to purchase and service retail automobile contracts originated primarily by franchised automobile dealers and, to a lesser extent, by select independent dealers in the United States in the sale of new and used automobiles, light trucks and passenger vans. Through our automobile contract purchases, we provide indirect financing to the customers of dealers who have limited credit histories or past credit problems, who we refer to as sub-prime customers. We serve as an alternative source of financing for dealers, facilitating sales to customers who otherwise might not be able to obtain financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers. In addition to purchasing installment purchase contracts directly from dealers, we have also acquired installment purchase contracts in four merger and acquisition transactions, and purchased or originated immaterial amounts of loans secured by vehicles. In this prospectus, we refer to all of such contracts and loans as “automobile contracts.”

We were incorporated and began our operations in March 1991. We consist of Consumer Portfolio Services, Inc. and subsidiaries (collectively, “we,” “us,” “CPS” or “the Company”). From inception through June 30, 2026, we have originated a total of approximately $26.0 billion of automobile contracts from dealers. In addition, we acquired a total of approximately $822.3 million of automobile contracts in mergers and acquisitions in 2002, 2003, 2004 and 2011. Recent contract purchase volumes and managed portfolio levels are shown in the table below. Managed portfolio comprises both contracts we owned and those we were servicing for non-affiliates.

Contract Purchases and Outstanding Managed Portfolio

	$ in thousands
Period	Contracts Purchased in Period	Managed Portfolio at Period End
2021	1,146,321	2,249,069
2022	1,854,385	3,001,308
2023	1,357,752	3,194,623
2024	1,681,941	3,665,725
2025	1,638,326	3,898,425
Six months ended June 30, 2026	1,290,886	4,429,944

We also purchase some contracts for immediate sale to third-parties to whom we refer applications that don’t meet our lending criteria. We service all such contracts on behalf of the third-parties. We earn fees for originating the receivable and also servicing fees on active accounts in the third-party portfolio. For the twelve months ended December 31, 2025 we originated $14.3 million under this third-party program.

1

Our principal executive offices are at 3800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada 89169. Our telephone number is 949-753-6800. Most of our operational and administrative functions take place in Irvine, California. Credit and underwriting functions are performed primarily in our California branch with certain of these functions also performed in our Florida and Nevada branches. We service our automobile contracts from our California, Nevada, Virginia, Florida and Illinois branches.

The majority of our contract acquisitions volume results from our purchases of retail installment sales contracts from franchised or independent automobile dealers. We establish relationships with dealers through our employee marketing representatives, who contact prospective dealers to explain our automobile contract purchase programs, and thereafter provide dealer training and support services. Our marketing representatives represent us exclusively. They may be located in our Irvine branch, in our Las Vegas branch, or in the field, in which case they work remotely and support dealers in their geographic area. Our marketing representatives present dealers with a marketing package, which includes our promotional material containing the terms offered by us for the purchase of automobile contracts, a copy of our standard-form dealer agreement, and required documentation relating to automobile contracts. As of December 31, 2025, we had 118 sales representatives, and in that month, we received applications from 7,700 dealers in 47 states. As of December 31, 2025, approximately 73% of our active dealers were franchised new car dealers that sell both new and used vehicles, and the remainder were independent used car dealers.

For the year ended December 31, 2025, approximately 90% of the automobile contracts originated under our programs consisted of financing for used cars and 10% consisted of financing for new cars.

We originate automobile contracts with the intention of financing them on a long-term basis through securitizations. Securitizations are transactions in which we sell a specified pool of automobile contracts to a special purpose subsidiary of ours. The subsidiary in turn issues (or contributes to a trust that issues) asset-backed securities, which are purchased by institutional investors. Since 1994, we have completed 109 term securitizations of automobile contracts that we originated. As of June 30, 2026, 19 of those securitizations are active and all are structured as secured financings. We depend upon the availability of short-term warehouse credit facilities as interim financing for our contract purchases prior to the time we pool those contracts for a securitization. As of the date of this prospectus we have two such short-term warehouse facilities, with a total maximum borrowing amount of $898 million.

2

The Offering

Issuer	Consumer Portfolio Services, Inc.

Trustee	Computershare Trust Company, National Association, as successor trustee to Wells Fargo Bank, National Association

Selling Agent	None

Paying Agent	Computershare Trust Company, National Association, as successor paying agent to Wells Fargo Bank, National Association

Securities Offered	Renewable Unsecured Subordinated Notes. The notes represent our unsecured promise to repay principal at maturity and to pay interest during the term or at maturity. By purchasing a note, you are lending money to us without any collateral security.

Method of Purchase	Prior to your purchase of notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the notes and certain other information regarding your ownership of the notes. The form of subscription agreement is filed as an exhibit to the registration statement of which this prospectus is a part. We will mail you written confirmation that your subscription has been accepted.

Denomination	You may choose the denomination of the notes you purchase in any principal amount of $1,000 or more, including odd amounts.

Offering Price	100% of the principal amount per note.

Rescission Right	You may rescind your investment within five business days of the postmark date of your purchase confirmation without incurring an early redemption penalty. In addition, if your subscription agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, you will be able to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the Notes — Rescission Right” for additional information.

Maturity	You may generally choose maturities for your notes of 3 or 6 months or 1, 2, 3, 4, 5, or 10 years; however, depending on our capital requirements, we may not sell notes of all maturities at all times.

Interest Rate	The interest rate of the notes will be established at the time you purchase them, or at the time of renewal, based upon the rates we are offering in our latest interest rate supplement to this prospectus, and will remain fixed throughout each term. We may offer higher rates of interest to investors with larger aggregate note portfolios, as set forth in the then current interest rate supplement.

3

Interest Payment Dates	You may choose to receive interest payments monthly, quarterly, semiannually, annually or at maturity. If you choose to receive interest payments monthly, you may choose the day on which you will be paid. Subject to our approval, you may change the interest payment schedule or interest payment date once during each term of your notes.

Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding notes upon maturity.

Payment Method	Principal and interest payments will be made by direct deposit to the account you designate in your subscription documents.

Renewal or Redemption at Maturity

Upon maturity, the notes will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate note portfolios for notes of the same maturity, unless we notify you prior to the maturity date that we intend to repay the notes. You may also notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective.

If notes with similar terms are not being offered at the time of renewal, the interest rate upon renewal will be (a) the rate specified by us on or before the maturity date or (b) if no such rate is specified, the rate of your existing notes. The interest rate being offered upon renewal may, however, differ from the interest rate applicable to your notes during the prior term. See “Description of the Notes — Renewal or Redemption on Maturity.”

Optional Redemption or Repurchase

After giving you 30 days’ prior notice, we may redeem some or all of your notes at a price equal to their original principal amount plus accrued but unpaid interest.

You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or total permanent disability, we are currently prohibited by contract from making any such repurchases.

See “Description of Notes — Redemption or Repurchase Prior To Stated Maturity- Repurchase At Request of Holder.”

Consolidation, Merger or Sale	Upon any consolidation, merger or sale of our company, we will either redeem all of the notes or our successor will be required to assume our obligations to pay principal and interest on the notes pursuant to the indenture for the notes. For a description of these provisions see “Description of the Notes - Consolidation, Merger or Sale.”

Ranking; No Security	The notes:

• are unsecured;

• rank junior to our existing and future secured debt, including the debt of our special purpose entities;

4

•	rank junior to our existing and future senior unsecured debt, including debt we may incur under our existing and future credit facilities; and

•	rank pari passu to our issued and outstanding renewable unsecured subordinated notes.

As of December 31, 2025, and June 30, 2026 we had approximately $3,454.4 million and $3,979.8 million, respectively, of debt outstanding that is senior to the notes, all of which was issued by our consolidated special purpose entities. Including accounts payable and accrued expenses, we had approximately $3,519.7 million and $4,074.5 million of outstanding obligations senior to the notes, as of December 31, 2025 and June 30, 2026, respectively. See “Capitalization.”

Limited Restrictive Covenants

The indenture governing the notes contains very limited restrictive covenants. One of these covenants prohibits us from paying dividends on our capital stock if there is an event of default with respect to the notes or if payment of the dividend would result in an event of default. We are not restricted from entering into qualified sales or financing transactions or incurring additional indebtedness.

The covenants set forth in the indenture are more fully described under “Description of Notes — Restrictive Covenants.” These covenants have significant exceptions. We do not plan to issue any debt that is subordinate to the notes.

Use of Proceeds	We intend to use the net proceeds to fund the purchase of automobile contracts and for other general corporate purposes, which may include the payment of general and administrative expenses. See “Use of Proceeds.”

Absence of Public Market and Restrictions on Transfers

There is no existing market for the notes.

We do not anticipate that a secondary market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system, including without limitation the OTC Bulletin Board or any over-the-counter market.

You will be able to transfer or pledge the notes only with our prior written consent. See “Description of the Notes - Transfers.”

Book Entry	The notes will be issued in book entry or uncertificated form only. Except under limited circumstances, the notes will not be evidenced by certificated securities or negotiable instruments. See “Description of the Notes — Book-Entry Registration and Transfers.”

5

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the documents listed below:

•	Our annual report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 16, 2026;

•	Our Quarterly report on Form 10-Q for the three months ended March 31, 2026 filed on May 8, 2026, and June 30, 2026 filed on August 7, 2026;

•	Our current reports on Form 8-K filed January 27, 2026, February 5, 2026, February 24, 2026, March 4, 2026, April 2, 2026, April 9, 2026, April 24, 2026, July 14, 2026, July 24, 2026, and August 21, 2026;

•	All documents that we file in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (in each case, other than those documents or the portions of those documents deemed to be furnished and not filed in accordance with SEC rules) prior to the termination of this offering also shall be deemed to be incorporated by reference into this prospectus.

You should rely only on the information we include or incorporate by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement or of any sale of our securities.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes a statement in this prospectus or incorporated by reference in this prospectus:

•	in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus;

•	a statement contained in any accompanying prospectus supplement relating to our offering of the notes; or

•	a statement contained in any other subsequently filed document that is also incorporated by reference in this prospectus.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any accompanying prospectus supplement, except as modified or superseded. Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon his or her written or oral request, a copy of any or all of the documents incorporated in this prospectus by reference, other than exhibits to the documents, unless the exhibits are incorporated specifically by reference in the documents. We will provide those documents, including any exhibits that are incorporated by reference into those documents, without cost to the requester.

Requests for copies should be directed to:

Consumer Portfolio Services, Inc.
3800 Howard Hughes Parkway Ste 1400
Las Vegas, NV 89169
Attention: Corporate Secretary
(949) 753-6800

notesinfo@consumerportfolio.com

You may also obtain copies of any of such reports at our website, free of charge, at http://ir.consumerportfolio.com/investor-relations.

6

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and at our website at http://ir.consumerportfolio.com/investor-relations.

This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

7

SUMMARY OF RISK FACTORS

The following summary is a concise description of certain of the material risk factors that you should consider in making your decision to purchase any notes. This summary does not purport to summarize all of the risks that you should consider in making your decision to purchase any notes. You should carefully read the risks factors set forth under “Risk Factors,” as well as the other information contained in this prospectus.

Risk Factors Relating to the Notes

•	Because of their characteristics, the notes may not be a suitable investment for you;

•	Because the notes rank junior to substantially all of our existing and future debt and other financial obligations, your notes will lack priority in payment;

•	Because there will be no trading market for the notes and because transfers of the notes require our consent, it may be difficult to sell your notes;

•	Because the notes will have no sinking fund, collateral security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes;

•	The notes will automatically renew unless you request repayment;

•	Because we have substantial indebtedness that is senior to the notes, our ability to pay the notes may be impaired;

•	Our management has broad discretion over the use of proceeds from the offering;

•	Because we are subject to many restrictions in our existing credit facilities, our ability to pay the notes may be impaired;

•	Because there are limited restrictions on our activities under the indenture, you will have only limited protections under the indenture;

•	Because we may redeem the notes at any time prior to their maturity, you may be subject to reinvestment risk;

•	Under certain circumstances, you may be required to pay taxes on accrued interest on the notes prior to receiving a sufficient amount of cash interest payments; and

•	Our directors, officers and other creditors have interests that may conflict with yours.

Risks Related to Our Business

•	There are substantial risk factors relating to our business generally, in addition to those described above relating specifically to the notes;

•	We require a substantial amount of cash to service our substantial debt;

8

•	We need substantial liquidity to operate our business;

•	We have experienced periods of significant losses;

•	Our results of operations will depend on our ability to secure and maintain adequate credit and warehouse financing on favorable terms;

•	Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our existing senior indebtedness;

•	Our results of operations will depend on our ability to securitize our portfolio of automobile contracts;

•	Our results of operations will depend on cash flows from our residual interests in our securitization program and our warehouse credit facilities;

•	Our results of operations may be affected by changing economic conditions;

•	If interest rates rise, our results of operations may be impaired;

•	If we are unable to compete successfully with our competitors, our results of operations may be impaired;

•	If our dealers do not submit a sufficient number of suitable automobile contracts to us for purchase, our results of operations may be impaired;

•	If a significant number of our automobile contracts experience defaults, our results of operations may be impaired;

•	If we lose servicing rights on our portfolio of automobile contracts, our results of operations would be impaired;

•	If we lose key personnel, our results of operations may be impaired;

•	If we fail to comply with regulations, our results of operations may be impaired;

•	Changes in law and regulations may have an adverse effect on our business;

•	Risk retention rules may limit our liquidity and increase our capital requirements;

•	If we experience unfavorable litigation results, our results of operations may be impaired;

•	Negative publicity associated with litigation, governmental investigations, regulatory actions, and other public statements could damage our reputation;

•	If we experience problems with our originations, accounting or collection systems, our results of operations may be impaired;

9

•	A breach in the security of our systems could result in the disclosure of confidential information or subject us to liability; and

•	Our use of artificial intelligence may expose us to risks that could impact our business, financial conditions, and results of operations; and

•	Because we are subject to many restrictions in our existing credit facilities and securitization transactions, our results of operations or ability to engage in specified transactions may be impaired.

Risks Related to Fair Value Accounting

•	If actual results for our receivables materially deviate from our estimates, we may be required to reduce the interest income we recognize for some or all of the receivables measured at fair value;

•	If actual results for our receivables materially deviate from our estimates, we may be required to reduce the recorded value for some or all of the receivables measured at fair value; and

•	If actual market conditions indicate that the amount a market participant would pay for our receivables is materially lower than our recorded value, we may be required to reduce the recorded value for some or all of the receivables measured at fair value.

Risks Related to General Factors

•	If the economy of all or certain regions of the United States falls into recession, our results of operations may be impaired;

•	Our results of operations may be impaired as a result of natural disasters;

•	A pandemic or other public health emergency could have adverse effects;

•	Social, economic and other factors may affect losses; and

•	If an increase in interest rates results in a decrease in our cash flow from excess spread, our results of operations may be impaired.

10

RISK FACTORS

The risks described below set forth the material risks associated with the purchase of notes and our company. Before you invest in the notes, you should carefully consider these risk factors, as well as the other information regarding the notes and the company contained in this prospectus and in the documents incorporated by reference into this prospectus. In particular, we note that risk factors are described in our annual report on Form 10-K (which report is incorporated by reference), and that we may include updated or expanded risk factors in our quarterly or other reports, which also are incorporated by reference.

Risk Factors Relating to the Notes

Because of their characteristics, the notes may not be a suitable investment for you.

The notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to purchasing notes. The characteristics of the notes, including maturity, interest rate and lack of liquidity, may not satisfy your investment objectives. The notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Prior to purchasing any notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the notes in relation to your other investment holdings and the diversity of those holdings.

Because the notes rank junior to substantially all of our existing and future debt and other financial obligations, your notes will lack priority in payment.

Your right to receive payments on the notes is junior to substantially all of our existing indebtedness and future borrowings (including debt of our special purpose entities). Your notes will be subordinated to the prior payment in full of all of our other debt obligations, other than our issued and outstanding renewable unsecured subordinated notes, and your notes will be pari passu in right of payment with our issued and outstanding renewable unsecured subordinated notes. As of December 31, 2025, and June 30, 2026, we had approximately $3,454.4 million and $3,979.8 million, respectively, of debt outstanding that is senior to your notes, all of which was issued by our consolidated special purpose entities. Including accounts payable and accrued expenses, we had approximately $3,519.7 million and $4,074.5 million of outstanding obligations senior to the notes, as of December 31, 2025 and June 30, 2026, respectively. We may also incur substantial additional indebtedness in the future that would also rank senior to your notes. Because of the subordination provisions of the notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the notes only after all payments had been made on all of our secured and unsecured indebtedness and other obligations that are senior to the notes. Sufficient assets may not remain after all such senior payments have been made to make any payments to you under the notes, including payments of interest when due or principal upon maturity.

Because there will be no trading market for the notes and because transfers of the notes require our consent, it may be difficult to sell your notes.

Your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market and the limitation on repurchase requests prior to maturity. Your notes may not be transferred without our prior written consent. In addition, there will be no trading market for the notes. Due to the restrictions on transfer of the notes and the lack of a market for the sale of the notes, even if we permitted a transfer, you might be unable to sell, pledge or otherwise liquidate your investment. In any event, the total principal amount of notes that we would be required to repurchase in any calendar quarter, for any reason, will be limited to the greater of $1 million or 2% of the aggregate principal amount of all notes outstanding at the end of the previous quarter. See “Description of the Notes.”

11

Because the notes will have no sinking fund, collateral security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes.

There is no sinking fund, collateral security, insurance or guarantee of our obligation to make payments on the notes. The notes are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the notes. The notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. Our cash flow from operations could be impaired under the circumstances described under “—Risks Related to Our Business.” If our cash flow from operations and other sources of funds are not sufficient to pay any amounts owed under the notes, then you may lose all or part of your investment.

The notes will automatically renew unless you request repayment.

Upon maturity, the notes will be automatically renewed for the same term as your maturing note and at an interest rate that we are offering at that time to other investors with similar aggregate note portfolios for notes of the same term, unless we notify you prior to the maturity date that we intend to repay the notes or you notify us within 15 days after the maturity date that you want your notes repaid. This 15 day period will be automatically extended if you would otherwise be required to make the repayment election at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective. If notes with the same term are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified. The interest rate on your renewed note may be lower than the interest rate of your original note. Any requests for repurchases after your notes are renewed will be subject to contractual restrictions that presently prohibit us from making any such repurchases and, in any event, to limitations on the amount of notes we would be willing to repurchase in any calendar quarter.

Because we have substantial indebtedness that is senior to the notes, our ability to pay the notes may be impaired.

We have now and, after we sell these notes, will continue to have a substantial amount of indebtedness. At December 31, 2025 and June 30, 2026, we had approximately $3,483.4 million and $4,008.3 of debt outstanding, respectively, comprising (in thousands):

	June 30, 2026	December 31, 2025
Warehouse lines of credit (1)	$679,900	$324,871
Residual interest financing (1)	168,809	142,982
Securitization trust debt (1)	3,131,105	2,986,574
Subordinated renewable notes	28,461	28,986
Total debt	$4,008,275	$3,483,413

(1)       Debt obligations of our special purpose entities

Our debt-to-net worth ratio at December 31, 2025 was 11.26. Excluding securitization trust debt, our debt-to-net worth ratio was 1.61, and our ratio of earnings to fixed charges, including interest expense on the above-mentioned total debt, was 1.12. Our debt-to-net worth ratio at June 30, 2026 was 12.49. Excluding securitization trust debt, our debt-to-net worth ratio was 2.73, and our ratio of earnings to fixed charges, including interest expenses on the above mentioned total debt was 1.15.

12

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes by, among other things:

•	increasing our vulnerability to general adverse economic and industry conditions;
•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	placing us at a competitive disadvantage compared to our competitors that have less debt; and
•	limiting our ability to borrow additional funds.

Although we believe we will generate sufficient free cash flow to service this debt and our obligations under the notes, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our senior debt, as well as on the debt represented by the notes described in this prospectus, may be impaired.

If we incur substantially more indebtedness that is senior to your notes, our ability to pay the notes may be impaired.

Subject to limitations contained in our credit facilities and in the indenture, we may incur substantial additional indebtedness in the future. The indenture for the notes does not prohibit us from incurring additional indebtedness. Any such borrowings would be senior to the notes. If we borrow more money, the risks to noteholders described in this prospectus could intensify.

Our management has broad discretion over the use of proceeds from the offering.

We expect to use the proceeds from the offering to fund the purchase of automobile contracts and for other general corporate purposes, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds is required in the indenture, our management will have broad discretion in determining how the proceeds of the offering will be used. See “Use of Proceeds.”

Because we are subject to many restrictions in our existing credit facilities, our ability to pay the notes may be impaired.

The terms of our existing credit facilities and our securitization trust debt impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. The indenture for the notes also imposes certain limited restrictions on our ability and that of our subsidiaries to take certain actions. Such terms and restrictions may be amended or supplemented from time to time without requiring any notice to or consent of the holders of the notes or the trustee. These restrictions may have an adverse impact on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional indebtedness;
•	making capital expenditures in excess of agreed upon amounts;
•	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
•	making investments;
•	creating or permitting liens on our assets or the assets of our subsidiaries;
•	issuing or selling capital stock of our subsidiaries;

13

•	transferring or selling our assets;
•	engaging in mergers or consolidations;
•	permitting a change of control of our company;
•	liquidating, winding up or dissolving our company;
•	changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and
•	engaging in transactions with our affiliates outside the normal course of business.

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to repay the notes. In addition, the failure to comply with any of the covenants of our existing credit facilities or the indenture or to maintain certain indebtedness ratios would cause a default under one or more of our credit facilities and may cause a default under the indenture or our other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities, the indenture or any other debt agreement, will likely cause a default under the indenture and other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the notes. See “Description of the Notes – Restrictive Covenants.”

Because there are limited restrictions on our activities under the indenture, you will have only limited protections under the indenture.

In comparison to the restrictive covenants that are imposed on us by our existing credit facilities and other borrowing arrangements, the indenture governing the notes contains relatively minimal restrictions on our activities. In addition, the indenture contains only limited events of default other than our failure to timely pay principal and interest on the notes. Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt senior to your notes or be required to maintain any ratios of assets to debt in order to increase the likelihood of timely payments to you under the notes. Further, if we default in the payment of the notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise your remedies on your behalf. You may not be able to seek remedies against us directly. See “Description of the Notes – Events of Default.”

Because we may redeem the notes at any time prior to their maturity, you may be subject to reinvestment risk.

We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to you. The notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to but not including the redemption date. Any such redemption may have the effect of reducing the income or return on investment that any investor may receive on an investment in the notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the notes. See “Description of the Notes – Redemption or Repurchase Prior To Stated Maturity.”

Under certain circumstances, you may be required to pay taxes on accrued interest on the notes prior to receiving a sufficient amount of cash interest payments.

If you choose to have interest on your note paid at maturity and the term of your note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

14

Our directors, officers and other creditors have interests that may conflict with yours.

Our officers, directors and certain of our creditors collectively have beneficial ownership of significant amounts of our common stock. Through that ownership and as officers and directors, such persons are able to influence or determine the management and policies of the corporation. The interests of such persons, in their capacities as creditors, shareholders, or both, may differ significantly from the interest of other investors. In particular, the interests of senior secured creditors may conflict with the interests of holders of the notes, as senior creditors may be entitled to receive repayment of our indebtedness to them regardless of whether we generate sufficient cash to repay the notes. Conversely, the interests of our shareholders may conflict with the interests of holders of the notes, as shareholders’ entitlement to distributions is subordinate to the rights of holders of the notes. These conflicts are mitigated, though not eliminated, by the fact that any creditor that also owns shares of our common stock stands on both sides with respect to the holders of the notes: such a creditor holds both interests that are senior to, and interests that are subordinate to, the interests of holders of the notes. Also, as officers and directors, such persons are subject to the fiduciary duties imposed by generally applicable corporation law.

Risks Related to Our Business

There are substantial risk factors relating to our business generally, in addition to those described above relating specifically to the Notes.

Our business, operating results and financial condition could be adversely affected by any of the following specific risks. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations.

We require a substantial amount of cash to service our substantial debt.

To service our existing substantial indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors, including our successful financial and operating performance. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include, without limitation:

•	the economic and competitive conditions in the asset-backed securities market;
•	the performance of our current and future automobile contracts;
•	the performance of our residual interests from our securitizations and warehouse credit facilities;
•	any operating difficulties or pricing pressures we may experience;
•	our ability to obtain credit enhancement for our securitizations;
•	our ability to establish and maintain dealer relationships;
•	the passage of laws or regulations that affect us adversely;
•	our ability to compete with our competitors; and
•	our ability to acquire and finance automobile contracts.

Depending upon the outcome of one or more of these factors, we may not be able to generate sufficient cash flow from operations or obtain sufficient funding to satisfy all of our obligations. Such factors may result in our being unable to pay our debts timely or as agreed. If we were unable to pay our debts, we would be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. These alternative strategies might not be feasible at the time, might prove inadequate, or could require the prior consent of our lenders. If executed, these strategies could reduce the cash available to pay your Notes.

15

We need substantial liquidity to operate our business.

We have historically funded our operations principally through internally generated cash flows, sales of debt and equity securities, including through securitizations and warehouse credit facilities, borrowings under senior secured debt agreements and sales of subordinated notes. However, we may not be able to obtain sufficient funding for our future operations from such sources. During 2008, 2009 and much of 2010, our access to the capital markets was impaired with respect to both short-term and long-term funding. In April 2020 we postponed our planned securitization due to the onset of the pandemic and the effective closure of the capital markets in which our securitizations are executed. Subsequently we successfully completed securitizations in June and September 2020, and then on a regular quarterly schedule from January 2021 through July 2026. While our access to such funding has improved since then, our results of operations, financial condition and cash flows have been from time to time in the past and may in the future be materially and adversely affected. We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

•	acquire automobile contracts;
•	fund overcollateralization in warehouse credit facilities and securitizations;
•	pay securitization fees and expenses;
•	fund spread accounts in connection with securitizations;
•	satisfy working capital requirements and pay operating expenses;
•	pay taxes; and
•	pay interest expense.

Historically we have matched our liquidity needs to our available sources of funding by reducing our acquisition of new automobile contracts, at times to merely nominal levels. There can be no assurance that we will continue to be successful with that strategy.

We have experienced periods of significant losses.

From time to time throughout our history we have incurred net losses, most recently over the period beginning with the quarter ended September 30, 2008 and ending with the quarter ended September 30, 2011. We were adversely affected by the economic recession affecting the United States as a whole, for a time by increased financing costs and decreased availability of capital to fund our purchases of automobile contracts, and by a decrease in the overall level of sales of automobiles and light trucks. Similar periods of losses began in the quarter ended March 31, 1999 through the quarter ended December 31, 2000 and also from the quarter ended September 30, 2003 through the quarter ended March 31, 2005.

Our results of operations will depend on our ability to secure and maintain adequate credit and warehouse financing on favorable terms.

We depend on various financing sources, including credit facilities, our securitization program and other secured and unsecured debt issuances, to finance our business operations.

Historically, our primary sources of day-to-day liquidity have been our warehouse credit facilities, in which we sell and contribute automobile contracts, as often as twice a week, to special-purpose subsidiaries, where they are "warehoused" until they are financed on a long-term basis through the issuance and sale of asset-backed notes. Upon issuance of the notes, funds advanced under one or more warehouse credit facilities are repaid from the proceeds. Our current short-term funding capacity is $898 million, comprising two credit facilities, one with a maximum credit limit of $390 million and the second one with a maximum credit limit of $508 million. The two warehouse credit facilities have a revolving period during which we may receive advances secured by contributed automobile contracts, followed by an amortization period during which no further advances may be made. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Liquidity” in our Annual Report.

16

Our access to financing sources depends upon our financial position, general market conditions, availability of bank liquidity, the bank regulatory environment, our compliance with covenants imposed under our financing agreements, the credit quality of the collateral we can pledge to support secured financings, and other factors beyond our control. If we are unable to maintain warehouse or securitization financing on acceptable terms, we might curtail or cease our purchases of new automobile contracts, which could lead to a material adverse effect on our results of operations, financial condition and liquidity.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our existing senior indebtedness.

We currently have and will continue to have a substantial amount of outstanding indebtedness. At December 31, 2025, we had approximately $3,483.4 million of debt outstanding. Such debt consisted primarily of $2,986.6 million of securitization trust debt, and also included $324.9 million of warehouse lines of credit, $143.0 million of residual interest financing debt and $29.0 million in subordinated renewable notes. At June 30, 2026, we had approximately $4,008.3 million of debt outstanding. Such debt consisted primarily of $3,131.1 million of securitization trust debt, and also included $679.9 million of warehouse lines of credit, $168.8 million of residual interest financing debt and $28.5 million in subordinated renewable notes. Our ability to make payments of principal or interest on, or to refinance, our indebtedness will depend on our future operating performance, and our ability to enter into additional credit facilities and securitization transactions as well as other debt financings, which, to a certain extent, are subject to economic, financial, competitive, regulatory, capital markets and other factors beyond our control.

If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any refinancing will be possible or that any additional financing could be obtained on acceptable terms. The inability to service or refinance our existing debt or to obtain additional financing would have a material adverse effect on our financial position, liquidity and results of operations.

The degree to which we are leveraged creates risks, including:

•	we may be unable to satisfy our obligations under our outstanding indebtedness;
•	we may find it more difficult to fund future credit enhancement requirements, operating costs, tax payments, capital expenditures or general corporate expenditures;
•	we may have to dedicate a substantial portion of our cash resources to payments on our outstanding indebtedness, thereby reducing the funds available for operations and future business opportunities;
•	increasing our vulnerability to adverse general economic, industry and capital markets conditions;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	placing us at a competitive disadvantage compared to our competitors that have less debt; and
•	limiting our ability to borrow additional funds.

Although we believe we are able to service and repay such debt, there is no assurance that we will be able to do so. If we do not generate sufficient operating profits, our ability to make required payments on our debt would be impaired. Failure to pay our indebtedness when due would give rise to various remedies in favor of any unpaid creditors, and creditors’ exercise of such remedies could have a material adverse effect on our earnings.

17

Our results of operations will depend on our ability to securitize our portfolio of automobile contracts.

We depend upon our ability to obtain permanent financing for pools of automobile contracts by conducting term securitization transactions. By “permanent financing” we mean financing that extends to cover the full term during which the underlying automobile contracts are outstanding and requires repayment as the underlying automobile contracts are repaid or charged off. By contrast, our warehouse credit facilities permit us to borrow against the value of such receivables only for limited periods of time. Our past practice and future plan has been and is to repay loans made to us under our warehouse credit facilities with the proceeds of securitizations. There can be no assurance that any securitization transaction will be available on terms acceptable to us, or at all. The timing of any securitization transaction is affected by a number of factors beyond our control, any of which could cause substantial delays, including, without limitation:

•	market conditions;
•	the approval by all parties of the terms of the securitization;
•	our ability to acquire a sufficient number of automobile contracts for securitization.

During 2008 and 2009 we observed adverse changes in the market for securitized pools of automobile contracts, which made permanent financing in the form of securitization transactions difficult to obtain and more costly than in prior periods. These changes included reduced liquidity and reduced demand for asset-backed securities, particularly for securities carrying a financial guaranty or for securities backed by sub-prime automobile receivables. We experienced improvements in the capital markets from 2010 through 2019, during which time we completed 36 securitizations. In April 2020 we postponed our planned securitization due to the onset of the pandemic and the effective closure of the capital markets in which our securitizations are executed. Subsequently we successfully completed securitizations in June and September 2020, and then on a regular quarterly schedule from January 2021 through July 2026. However, if the market conditions for asset-backed securitizations should reverse, we would expect a material adverse effect on our results of operations.

Our results of operations will depend on cash flows from our residual interests in our securitization program and our warehouse credit facilities.

When we finance our automobile contracts through securitizations and warehouse credit facilities, we receive cash and retain a residual interest in the assets financed. Those financed assets are owned by the special-purpose subsidiary that is formed for the related securitization. This residual interest represents the right to receive the future cash flows to be generated by the automobile contracts in excess of (i) the interest and principal paid to investors or lenders on the indebtedness issued in connection with the financing, (ii) the costs of servicing the automobile contracts and (iii) certain other costs incurred in connection with completing and maintaining the securitization or warehouse credit facility. We sometimes refer to these future cash flows as “excess spread cash flows.”

Under the financial structures we have used to date in our securitizations and warehouse credit facilities, excess spread cash flows that would otherwise be paid to the holder of the residual interest are first used to increase overcollateralization or are retained in a spread account within the securitization trusts or the warehouse facility to provide liquidity and credit enhancement for the related securities.

While the specific terms and mechanics vary among transactions, our securitization and warehousing agreements generally provide that we will receive excess spread cash flows only if the amount of overcollateralization and spread account balances have reached specified levels and/or net losses related to the automobile contracts in the automobile contract pools are below certain predetermined levels. In the event net losses on automobile contracts exceed these levels, the terms of the securitization or warehouse credit facility:

•	may require increased credit enhancement, including an increase in the amount required to be on deposit in the spread account to be accumulated for the particular pool; and
•	in certain circumstances, may permit affected parties to require the transfer of servicing on some or all of the securitized or warehoused contracts from us to an unaffiliated servicer.

18

We typically retain residual interests or use them as collateral to borrow cash. In any case, the future excess spread cash flow received in respect of the residual interests is integral to the financing of our operations. The amount of cash received from residual interests depends in large part on how well our portfolio of securitized and warehoused automobile contracts performs. If our portfolio of securitized and warehoused automobile contracts has higher delinquency and loss ratios than expected, then the amount of money realized from our retained residual interests, or the amount of money we could obtain from the sale or other financing of our residual interests, would be reduced. Such a reduction, if it should occur, could have material adverse effects on our future results of operations, financial condition and cash flows.

Our results of operations may be affected by changing economic conditions.

We are subject to changes in general economic conditions that are beyond our control. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by increased unemployment rates, inflation, decreased demand for automobiles and declining values of automobiles securing outstanding receivables, which weakens collateral values and increases the amount of a loss in the event of default. Additionally, higher gasoline prices, the introductions of trade tariffs, declining stock market values, unstable real estate values, increasing unemployment levels, general availability of consumer credit, changes in vehicle ownership trends and other factors that impact consumer confidence or disposable income could increase loss frequency and decrease demand for automobiles as well as weaken collateral values on certain types of automobiles. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our revenue. No assurance can be given that the underwriting criteria and collection methods we employ will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could adversely affect our financial position, liquidity, results of operation and our ability to enter into future financing transactions.

We sell repossessed automobiles at wholesale auction markets located throughout the United States. Depressed wholesale prices for used automobiles may result in, or increase, a loss upon our disposition of repossessed vehicles and we may be unable to collect the resulting deficiency balances. Depressed wholesale prices for used automobiles may result from manufacturer incentives or discounts on new vehicles, financial difficulties of new vehicle manufacturers, discontinuance of vehicle brands and models, increased used vehicle inventory resulting from significant liquidations of rental or fleet inventories and increased trade-ins due to promotional programs offered by new vehicle manufacturers. Additionally, higher gasoline prices may decrease the wholesale auction values of certain types of vehicles. Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown or low retail demand could result in higher losses for us. Further, we are dependent on the efficient operation of the wholesale auction markets. If the operations of the wholesale auction markets are disrupted,  we may be unable to sell our used vehicles at sufficient volume and/or pricing.

The number of delinquencies, defaults, losses and repossessions on sub-prime automobile receivables has historically been significantly influenced by the employment status of obligors on automobile loan contracts. Any general weakness in the economy may affect sub-prime obligors more strongly than the population as a whole.

Furthermore, the global financial markets have at times experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns regarding sovereign debt may spread to other countries at any time. There can be no assurance that this uncertainty relating to the sovereign debt of various countries will not lead to further disruption of the financial and credit markets in the United States, which could adversely affect our financial position, liquidity, results of operation and our ability to enter into future financing transactions.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, interest rates, housing prices, energy prices (including the price of gasoline), increased consumer indebtedness (including of obligors on the receivables), lack of available credit, the rate of inflation (such as the recent increase in inflation) and consumer perceptions of the economy, as well as other factors, such as terrorist events, civil unrest, cyber-attacks, public health emergencies, extreme weather conditions or significant changes in the geopolitical environment (such as the ongoing military conflict between Ukraine and Russia and the conflicts in the Middle East, and recent U.S. action taken in Venezuela and/or public policy, including increased state, local or federal taxation, could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables we originate. Our operating results could be adversely affected if obligors are unable to make timely payments on their receivables.

19

The above described negative economic factors, as well as others, have also historically resulted in decreased consumer demand for motor vehicles, which may result in an increase in the inventory of used motor vehicles and depress the price at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on our receivables increases and the price at which the vehicles may be sold at auction declines, our financial position, liquidity, results of operation and our ability to enter into future financing transactions may be adversely affected.

If interest rates rise, our results of operations may be impaired.

Our principal means of financing our portfolio of automobile contracts is to issue asset-backed notes in securitizations. The interest payable on such notes is our largest expense. Although such expense is fixed with respect to issued securitization trust debt, the terms of future securitizations may vary.

The credit spread between the interest rates payable on our securitization trust debt and the rates payable on risk-free investments has varied. The Federal Reserve increased interest rates multiple times in 2022 and 2023. As a result, we have experienced increased interest expense in 2023. In 2024 and 2025, the Federal Reserve lowered short term interest rates. The pace and direction of additional interest rate changes remain uncertain. If interest rates on risk-free debt increase, or if our spread above risk-free rates increase, or both, we would expect an increase in interest expense. If interest rates in general should rise, our expenses would likewise rise, which could have a material adverse effect on our financial position, liquidity, results of operation and our ability to enter into future financing transactions.

If we are unable to compete successfully with our competitors, our results of operations may be impaired.

The automobile financing business is highly competitive. We compete with a number of national, regional and local finance companies. In addition, competitors or potential competitors include other types of financial services companies, such as commercial banks, savings and loan associations, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles and captive finance companies affiliated with major automobile manufacturers, such as Ford Motor Credit Company, LLC and General Motors Financial Company, Inc. Many of our competitors and potential competitors possess substantially greater financial, sales, technical, personnel and other resources than we do, including greater access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to us. Moreover, our future profitability will be directly related to the availability and cost of our capital relative to that of our competitors. Many of these companies also have long-standing relationships with automobile dealers and may provide other financing to dealers, including floor plan financing for the dealers’ purchases of automobiles from manufacturers, which we do not offer. There can be no assurance that we will be able to continue to compete successfully and, as a result, we may not be able to purchase automobile contracts from dealers at a price acceptable to us, which could result in reductions in our revenues or the cash flows available to us.

If our dealers do not submit a sufficient number of suitable automobile contracts to us for purchase, our results of operations may be impaired.

We are dependent upon establishing and maintaining relationships with a large number of unaffiliated automobile dealers to supply us with automobile contracts. During the year ended December 31, 2025, no single dealer accounted for as much as 1.5% of the automobile contracts we purchased. The agreements we have with dealers to purchase automobile contracts do not require dealers to submit a minimum number of automobile contracts for purchase. The failure of dealers to submit automobile contracts that meet our underwriting criteria could result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our results of operations.

If a significant number of our automobile contracts experience defaults, our results of operations may be impaired.

We specialize in the purchase and servicing of automobile contracts to finance automobile purchases by sub-prime customers, those who have limited histories or past credit problems. Such automobile contracts entail a higher risk of non-performance, higher delinquencies and higher losses than automobile contracts with more creditworthy customers. While we believe that our pricing of the automobile contracts and the underwriting criteria and collection methods we employ enable us to control, to a degree, the higher risks inherent in automobile contracts with sub-prime customers, no assurance can be given that such pricing, criteria and methods will afford adequate protection against such risks.

20

If automobile contracts that we purchase and hold experience defaults to a greater extent than we have anticipated, this could materially and adversely affect our results of operations, financial condition, cash flows and liquidity. Our results of operations, financial condition, cash flows and liquidity, depend, to a material extent, on the performance of automobile contracts that we purchase, warehouse and securitize. A portion of the automobile contracts that we acquire will default or prepay. In the event of payment default, the collateral value of the vehicle securing an automobile contract realized by us in a repossession will generally not cover the outstanding principal balance on that automobile contract and the related costs of recovery.

Receivables originated since January 2018 are recorded at fair value and incorporate estimates include the timing and severity of future credit losses. If actual credit losses were to exceed our estimates, we might be required to change our estimates, which could result in a fair value adjustment to those receivables or reduced interest income for those receivables in subsequent periods.

In addition, under the terms of our warehouse credit facilities, we are not able to borrow against defaulted automobile contracts, including automobile contracts that are, at the time of default, funded under our warehouse credit facilities, which will reduce the overcollateralization of those warehouse credit facilities and possibly reduce the amount of cash flows available to us.

If we lose servicing rights on our portfolio of automobile contracts, our results of operations would be impaired.

We are entitled to receive servicing fees only while we act as servicer under the applicable sale and servicing agreements governing our warehouse credit facilities and securitizations. Under such agreements, we may be terminated as servicer upon the occurrence of certain events, including:

•	our failure generally to observe and perform our responsibilities and other covenants;
•	certain bankruptcy events; or
•	the occurrence of certain events of default under the documents governing the facilities.

The loss of our servicing rights could materially and adversely affect our results of operations, financial condition and cash flows. Our results of operations, financial condition and cash flow, would be materially and adversely affected if we were to be terminated as servicer with respect to a material portion of our managed portfolio.

If we lose key personnel, our results of operations may be impaired.

Our senior management team averages over 20 years of service with us. Our future operating results depend in significant part upon the continued service of our key senior management personnel, none of whom is bound by an employment agreement. Our future operating results also depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations. Competition for such personnel is intense. We cannot assure you that we will be successful in attracting or retaining such personnel. Conversely, adverse general economic conditions may have had a countervailing effect. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, as needed, could materially and adversely affect our results of operations, financial condition and cash flow.

21

If we fail to comply with regulations, our results of operations may be impaired.

Failure to materially comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business. Our business is subject to numerous federal and state consumer protection laws and regulations, which, among other things:

•	require us to obtain and maintain certain licenses and qualifications;
•	limit the interest rates, fees and other charges we are allowed to charge;
•	limit or prescribe certain other terms of our automobile contracts;
•	require specific disclosures to our customers;
•	define our rights to repossess and sell collateral; and
•	maintain safeguards designed to protect the security and confidentiality of customer information.

Our industry is also at times investigated by regulators and offices of state attorneys general, which could lead to enforcement actions, fines and penalties, or the assertion of private claims and lawsuits against us. The Consumer Financial Protection Bureau (“CFPB”) and the Federal Trade Commission (“FTC”) have the authority to investigate consumer complaints against us, to conduct inquiries at their own instance, and to recommend enforcement actions and seek monetary penalties. The FTC has conducted and concluded an inquiry into our practices, and proposed remedial action against us in 2014, to which we consented. The CFPB has adopted regulations that place us and other companies similar to us under its supervision. A host of state and local governmental agencies have jurisdiction over material portions of our business and might take action adverse to us. No assurance can be given as to whether any of such hypothetical proceedings might materially and adversely affect us.

If we fail to comply with applicable laws and regulations, such failure could result in penalties, litigation losses and expenses, damage to our reputation, or the suspension or termination of our licenses to conduct business, which would materially adversely affect our results of operations, financial condition and stock price. In addition, new federal and state laws or regulations or changes in the ways that existing rules or laws are interpreted or enforced could limit our activities in the future or significantly increase the cost of compliance. Furthermore, judges or regulatory bodies could interpret current rules or laws differently than the way we do, leading to such adverse consequences as described above. The resolution of such matters may require considerable time and expense, and if not resolved in our favor, may result in fines or damages, and possibly an adverse effect on our financial condition.

We believe that we are in compliance in all material respects with all such laws and regulations, and that such laws and regulations have had no material adverse effect on our ability to operate our business. However, we may be materially and adversely affected if we fail to comply with:

•	applicable laws and regulations;
•	changes in existing laws or regulations;
•	changes in the interpretation of existing laws or regulations; or
•	any additional laws or regulations that may be enacted in the future.

Changes in law and regulations may have an adverse effect on our business.

Existing law, regulations and interpretations may change in ways that increase our costs of compliance. In addition to direct costs, such compliance requires forms, processes, procedures, controls and in the infrastructure to support these requirements. Compliance may create operational constraints and place limits on pricing. Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships.

22

At this time, it is difficult to predict the extent to which new regulations or amendments will affect our business. However, compliance with these new laws and regulations may result in additional cost and expenses, which may adversely affect our results of operations, financial condition or liquidity. For example, as governments, investors and other stakeholders face pressures to accelerate actions to address climate change and other environmental, governance and social topics, governments may implement regulations or investors and other stakeholders may adopt new investment policies or otherwise impose new expectations that cause significant shifts in disclosure, commerce and consumption behaviors, any or all of which may have negative effects on our business and/or reputation.

Risk retention rules may limit our liquidity and increase our capital requirements.

Securitizations of automobile receivables executed after December 2016 have been and will be subject to risk retention requirements, which generally require that sponsors of asset-backed securities (ABS), such as us, retain not less than five percent of the credit risk of the assets collateralizing the ABS issuance. The rule also sets forth prohibitions on transferring or hedging the credit risk that the sponsor is required to retain. Similar but not identical risk retention requirements are applicable after December 2018 to securitization transactions where purchasers of the ABS have sufficient contacts with the European Union. Because the rules place an upper limit on the degree to which we may use financial leverage, our securitization structures may require more capital of us, or may release less cash to us, than might be the case in the absence of such rules.

If we experience unfavorable litigation results, our results of operations may be impaired.

We operate in a litigious society and currently are, and may in the future be, named as defendants in litigation, including individual and class action lawsuits under consumer credit, consumer protection, theft, privacy, data security, automated dialing equipment, debt collections and other laws. Many of these cases present novel issues on which there is no clear legal precedent, which increases the difficulty in predicting both the potential outcomes and costs of defending these cases. We are subject to regulatory examinations, investigations, inquiries, litigation, and other actions by licensing authorities, state attorneys general, the FTC, the CFPB and other governmental bodies relating to our activities. The litigation and regulatory actions to which we are or may become subject involve or may involve potential compensatory or punitive damage claims, fines, sanctions or injunctive relief that, if granted, could require us to pay damages or make other expenditures in amounts that could have a material adverse effect on our financial position and our results of operations. We have recorded loss contingencies in our financial statements only for matters on which losses are probable and can be reasonably estimated. Our assessments of these matters involve significant judgments, and may change from time to time. Actual losses incurred by us in connection with judgments or settlements of these matters may be more than our associated reserves. Furthermore, defending lawsuits and responding to governmental inquiries or investigations, regardless of their merit, could be costly and divert management’s attention from the operation of our business. Unfavorable outcomes in any such current or future proceedings could materially and adversely affect our results of operations, financial conditions and cash flows. As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff’s class action complaint. We, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. We are also subject to other litigation common to the automobile industry and to businesses in general. The damages and penalties claimed by consumers and others in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes.

Negative publicity associated with litigation, governmental investigations, regulatory actions, and other public statements could damage our reputation.

From time to time there are negative news stories about the “sub-prime” credit industry. Such stories may follow the announcements of litigation or regulatory actions involving us or others in our industry. Negative publicity about our alleged or actual practices or about our industry generally could adversely affect our stock price and our ability to retain and attract employees, which could in turn negatively affect our results of operations or cashflows, which could affect our ability to pay the Notes.

23

If we experience problems with our originations, accounting or collection systems, our results of operations may be impaired.

We are dependent on our receivables originations, accounting and collection systems to service our portfolio of automobile contracts. We also rely on third-party service providers to facilitate certain aspects of our business. Our systems and the systems of our third-party service providers are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, cyberattacks, computer viruses and other events. A significant number of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism by internal employees and contractors as well as third parties. Our third-party service providers face similar threats. Despite any precautions we may take, such problems could result in interruptions in our services, litigation, and regulatory exposure, which could harm our reputation and financial condition. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Such systems problems could materially and adversely affect our results of operations, financial conditions and cash flows.

A breach in the security of our systems could result in the disclosure of confidential information or subject us to liability.

We hold in our systems confidential financial and other personal data with respect to our customers, which may be of value to identity thieves and others if revealed. Although we endeavor to protect the security of our computer systems and the confidentiality of customer information entrusted to us, there can be no assurance that our security measures will provide adequate security.

It is possible that we may not be able to anticipate, detect or recognize threats to our systems or to implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, because of the rising use of artificial intelligence, and because cyberattacks can originate from a wide variety of sources, including third parties outside the Company such as persons who are associated with external service providers or who are or may be involved in organized crime or linked to terrorist organizations.

Such persons may also attempt to fraudulently induce employees or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers.

These risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our use of web or cloud-based products and applications.

A successful penetration of the security of our systems could cause serious negative consequences, including disruption of our operations, misappropriation of confidential information, or damage to our computers or systems, and could result in violations of applicable privacy and other laws, financial loss to us or to our customers, customer dissatisfaction, significant litigation and regulatory exposure and harm to our reputation, any or all of which could have a material adverse effect on us.

Our use of artificial intelligence may expose us to risks that could impact our business, financial conditions, and results of operations.

We use artificial intelligence (“AI”) in certain aspects of our business operations, and we or our third-party service providers may expand the use of these technologies in the future. AI may be used to support functions such as customer service, servicing operations, data analysis, compliance monitoring, and other processes related to our auto finance activities. Implementing and maintaining these technologies may require significant investments in infrastructure, personnel, data management, and training. There can be no assurance that these investments will deliver the anticipated benefits or that AI technologies can be successfully integrated into our existing systems and processes without disruption. If we are unable to effectively implement or adapt to evolving technologies, including AI, as quickly or successfully as our competitors, our operational efficiency, relationships with automobile dealers, and ability to compete in the auto finance market could be adversely affected.

24

In addition, the legal and regulatory environment relating to AI is evolving and uncertain. New or changing laws, regulations, or supervisory expectations could limit how we use AI technologies, require modifications to our systems or processes, or increase compliance costs. Failure to comply with applicable requirements could expose us to regulatory scrutiny or enforcement actions.

We may also rely on AI technologies developed or supported by third-party vendors. As a result, we may be dependent on those vendors’ development practices, training data, and risk controls, over which we may have limited visibility or control. Although we seek to manage and oversee our third-party vendors through our vendor risk management and oversight processes, we may not be able to fully mitigate risks arising from their technologies, practices, or controls, and certain risks may remain outside of our control.

The limited transparency of certain AI models may make it more difficult to monitor model performance, identify errors or bias, and demonstrate compliance with regulatory requirements. AI systems may produce inaccurate or unintended results, reflect biases in the data used to train them, or otherwise operate in ways that are inconsistent with our policies, regulatory obligations, or customer expectations.

If we are unable to effectively manage the risks associated with the use of AI, including operational, regulatory, data security, or reputational risks, our business, financial condition, and results of operations could be adversely affected.

Because we are subject to many restrictions in our existing credit facilities and securitization transactions, our results of operations or ability to engage in specified transactions may be impaired.

The terms of our existing credit facilities, term securitizations and our other outstanding debt impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may have an adverse effect on our business activities, results of operations and financial condition. These restrictions may also significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional indebtedness;
•	making capital expenditures in excess of agreed upon amounts;
•	paying dividends or other distributions to our shareholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
•	making investments;
•	creating or permitting liens on our assets or the assets of our subsidiaries;
•	issuing or selling capital stock of our subsidiaries;
•	transferring or selling our assets;
•	engaging in mergers or consolidations;
•	permitting a change of control of our company;
•	liquidating, winding up or dissolving our company;
•	changing our name or the nature of our business, or the names or nature of the business of our subsidiaries; and
•	engaging in transactions with our affiliates outside the normal course of business.

25

These restrictions may limit our ability to obtain additional sources of capital, which may limit our ability to generate earnings. In addition, the failure to comply with any of the covenants of one or more of our debt agreements could cause a default under other debt agreements that may be outstanding from time to time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such debt would become immediately due and payable. A continuing default or acceleration of one or more of our credit facilities or any other debt agreement, would likely cause a default under other debt agreements that otherwise would not be in default, in which case all such related indebtedness could be accelerated. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance our indebtedness. Even if any new financing is available, it may not be on terms that are acceptable to us or it may not be sufficient to refinance all of our indebtedness as it becomes due.

 In addition, the transaction documents for our securitizations restrict our securitization subsidiaries from declaring or making payment to us of (i) any dividend or other distribution on or in respect of any shares of their capital stock, or (ii) any payment on account of the purchase, redemption, retirement or acquisition of any option, warrant or other right to acquire shares of their capital stock unless (in each case) at the time of such declaration or payment (and after giving effect thereto) no amount payable under any transaction document with respect to the related securitization is then due and owing, but unpaid. These restrictions may limit our ability to receive distributions in respect of the residual interests from our securitization facilities, which may limit our ability to generate earnings.

Risks Related to Fair Value Accounting

Receivables we’ve acquired since January 1, 2018 are accounted for based on the fair value method of accounting. The risks described below are risks related to fair value accounting.

If actual results for our receivables materially deviate from our estimates, we may be required to reduce the interest income we recognize for some or all of the receivables measured at fair value.

We recognize interest income on receivables accounted under fair value based on a level yield internal rate of return that we calculate based the terms of the receivables and our estimates at the time of acquisition of the future performance of those receivables. Such estimates include the timing and severity of future credit losses and the rates of amortization and of prepayments. If actual credit losses were to exceed our estimates, or if the actual amortization and prepayments of the receivables were to be materially different from our estimates, we might be required to change our estimates, which could result in a reduced interest income for those receivables in subsequent periods.

If actual results for our receivables materially deviate from our estimates, we may be required to reduce the recorded value for some or all of the receivables measured at fair value.

We re-evaluate the recorded value of receivables measured at fair value at the close of each quarter. If the re-evaluation were to yield a value materially different from the previous recorded value, an adjustment would be required. If actual credit losses were to exceed our estimates, or if the actual amortization and prepayments of the receivables were to be materially different from our estimates, we might be required to adjust the recorded value of such receivables. A downward readjustment in recorded value would correspondingly reduce our income and book value for and as of the end of the related quarter.

If actual market conditions indicate that the amount a market participant would pay for our receivables is materially lower than our recorded value, we may be required to reduce the recorded value for some or all of the receivables measured at fair value.

The fair value of an asset is, by definition, the exchange price in an orderly transaction between market participants. Receivables such as ours are not regularly traded on exchanges where we can observe prices for exchanges of similar assets. We may therefore rely on estimates of what a market participant would pay for our receivables. If such estimated value were to be materially different from our recorded value, an adjust to the recorded value of our receivables will be required. A downward readjustment in recorded value would correspondingly reduce our income and book value.

26

Risks Related to General Factors

If the economy of all or certain regions of the United States falls into recession, our results of operations may be impaired.

Our business is directly related to sales of new and used automobiles, which are sensitive to employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, repossessions and losses generally increase during economic slowdowns or recessions. Because of our focus on sub-prime customers, the actual rates of delinquencies, repossessions and losses on our automobile contracts could be higher under adverse economic conditions than those experienced in the automobile finance industry in general, particularly in the states of California, Texas, Ohio, Illinois, and Florida, states in which our automobile contracts are geographically concentrated. Any sustained period of economic slowdown or recession could adversely affect our ability to acquire suitable automobile contracts, or to securitize pools of such automobile contracts. The timing of any economic changes is uncertain, and weakness in the economy could have an adverse effect on our business and that of the dealers from which we purchase automobile contracts and result in reductions in our revenues or the cash flows available to us.

Our results of operations may be impaired as a result of natural disasters.

Our automobile contracts are geographically concentrated in the states of California, Florida, and Texas. Such states may be particularly susceptible to natural disasters: earthquake in the case of California, and hurricanes and flooding in Florida and Texas. Natural disasters, in those states or others, could cause a material number of our vehicle purchasers to lose their jobs, or could damage or destroy vehicles that secure our automobile contracts. In either case, such events could result in our receiving reduced collections on our automobile contracts, and could thus result in reductions in our revenues or the cash flows available to us.

A pandemic or other public health emergency could have adverse effects.

The extent to which obligors on our automobile contracts may be adversely affected by a pandemic or other public health emergency, by loss of employment, and by related efforts of governments to slow the spread of a disease outbreak throughout the nation and world cannot be predicted. These occurrences could have a material adverse effect on the ability of obligors to make timely payments to us.

Depending on the extent to which a pandemic or other public health emergency adversely affects the United States economy, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to our business or operations, the ability or willingness of our customers to make timely payments, and risks of geographic concentrations.

Social, economic and other factors may affect losses.

The ability of our customers to make payments on automobile contracts will be affected by a variety of social and economic factors, most notably the extent to which our customers remain gainfully employed. Other economic factors include interest rates, general unemployment levels, the rate of inflation, adjustments in monthly mortgage payments and consumer perceptions of economic conditions generally and the effect of any government stimulus programs and consumer protection/payment relief efforts. Social factors include changes in consumer confidence levels, consumer attitudes toward bankruptcy and the repayment of indebtedness and consumer perceptions of political events and shifts. We are generally unable to determine whether or to what extent economic or social factors will affect the performance of our portfolio of automobile contracts, but caution that a recession or depression in local, regional or national economies would be expected to increase delinquencies and losses, which would adversely affect our financial condition and results of operations.

27

If an increase in interest rates results in a decrease in our cash flow from excess spread, our results of operations may be impaired.

Our profitability is largely determined by the difference, or “spread,” between the effective interest rate we receive on the automobile contracts that we acquire and the interest rates payable under warehouse credit facilities and on the asset-backed securities issued in our securitizations. In the past, disruptions in the market for asset-backed securities resulted in an increase in the interest rates we paid on asset-backed securities. Should similar disruptions take place in the future, we may pay higher interest rates on asset-backed securities issued in the future. Although we have the ability to partially offset increases in our cost of funds by increasing fees we charge to dealers when purchasing automobile contracts, or by demanding higher interest rates on automobile contracts we purchase, there is no assurance that such actions will materially offset increases in interest we pay to finance our managed portfolio. As a result, an increase in prevailing interest rates could cause us to receive less excess spread cash flows on automobile contracts, and thus could adversely affect our earnings and cash flows. See “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk” in our Annual Report.

28

FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words “will,” “would,” “expects,” “believes,” “may,” “could,” “anticipates,” “estimates,” “assumes,” “plan,” “strategy,” “future,” “likely,” “should,” “intends” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and other statements contained elsewhere in this prospectus.

These forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual events or results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update these forward-looking statements publicly for any reason. Actual results could differ materially from those anticipated in these forward-looking statements. Some of the factors that might cause such differences include the following:

•	unexpected exogenous events, such as a widespread public health emergency;
•	mandates imposed in reaction to such events, such as prohibitions of otherwise permissible activity;
•	changes in general economic conditions;
•	changes in performance of our automobile contracts;
•	increases in interest rates;
•	our ability to generate sufficient operating and financing cash flows;
•	competition;
•	level of losses incurred on contracts in our managed portfolio;
•	adverse decisions by courts or regulators;
•	regulatory changes with respect to consumer finance;
•	changes in the market for used vehicles;
•	levels of cash releases from existing pools of contracts;
•	the terms on which we are able to finance contract purchases;
•	the willingness or ability of dealers to assign contracts to us on acceptable terms;
•	the terms on which we are able to complete term securitizations once contracts are acquired;
•	any breach in the security of our systems; and
•	such other factors as discussed through the “Risk Factors” section of this prospectus.

The risk factors discussed above could cause our actual results to differ materially from those expressed in any forward-looking statements. Factors that we believe are especially important with respect to that particular statement are those discussed above under the captions “We Require a Substantial Amount of Cash to Service Our Substantial Debt,” “We Need Substantial Liquidity to Operate Our Business,” “Our Results of Operations Will Depend on Our Ability to Secure and Maintain Adequate Credit and Warehouse Financing on Favorable Terms,” “Our Results of Operations Will Depend on Our Ability to Securitize Our Portfolio of Automobile Contracts,” “If We Lose Servicing Rights on Our Portfolio of Automobile Contracts, Our Results of Operations Would Be Impaired,” “If We Experience Unfavorable Litigation Results, Our Results of Operations May Be Impaired,” and “If The Economy of All or Certain Regions of the United States Falls into Recession, Our Results of Operations May Be Impaired.”

29

RATIOS OF EARNINGS TO FIXED CHARGES

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025	Six Months Ended June 30, 2026
Ratio of earnings to fixed charges[1]	1.84	2.29	1.41	1.14	1.12	1.15

_____________________

[1]	For purposes of computing our ratios of earnings to fixed charges, we calculated earnings by adding fixed charges to income before income taxes. Fixed charges consist of gross interest expenses and one-third of our rent expense, which is the amount we believe is representative of the interest factor component of our rent expense.

USE OF PROCEEDS

Although we have no specific plan to allocate the proceeds, the general purpose of the offering is to raise capital to purchase automobile contracts and for other general corporate purposes, which may include payment of general and administrative expenses.

CAPITALIZATION

The following table sets forth our capitalization, as of June 30, 2026. For a description of the application of the net proceeds see “Use of Proceeds” and “Risk Factors – Risk Factors Relating to the Notes – Our management has broad discretion over the use of proceeds from the offering.”

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$94,698
Warehouse lines of credit	679,900
Residual interest financing	168,809
Securitization trust debt	3,131,105
Renewable Subordinated Notes (subordinated debt)	28,461
4,102,973
Shareholders’ Equity
Common stock, no par value; authorized 75,000,000 shares; 21,598,965 shares issued and outstanding at June 30, 2026	22,365
Retained earnings	298,158
Accumulated other comprehensive loss	(1,275)
Total Shareholders’ Equity	319,248

Total capitalization	$4,422,221

30

DESCRIPTION OF THE NOTES

General. The renewable unsecured subordinated notes we are offering will represent subordinated, unsecured debt obligations of CPS. We will issue the notes under an indenture between us and Computershare Trust Company, National Association, as successor trustee to Wells Fargo Bank, National Association. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the notes, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The notes will be subordinated in right of payment to the prior payment in full of all our secured, unsecured, senior debt and other financial obligations, whether outstanding on the date of the indenture or incurred following the date of the indenture. Subject to limited restrictions contained in the indenture discussed below, there is no limit under the indenture on the amount of additional debt we may incur. See “ – Subordination” below.

The notes are not secured by any collateral or lien and we are not required to establish or maintain a sinking fund to provide for payments on the notes. See “– No Collateral Security; No Sinking Fund” below. In addition, the notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other agency or company.

You may select the amount (subject to a minimum principal amount of $1,000) and term (ranging from 3 months to 10 years) of the notes you would like to purchase when you subscribe; however, depending upon our capital requirements, we may not always offer notes with the requested terms. See “ – Denomination” and “ – Term” below.

We will determine the rate at which we will pay you interest on the notes at the time of subscription and the rate will be fixed for the term of your note. Currently available rates will be set forth in interest rate supplements to this prospectus. The interest rate will vary based on the term to maturity of the note you purchase and the total principal amount of all notes owned by you and your immediate family. We may change the interest rates at which we are offering new or renewed notes based on market conditions, the demand for notes and other factors. See “ – Interest Rate” below.

Upon acceptance of your subscription to purchase notes, we will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. We will send you a purchase confirmation that will indicate our acceptance of your subscription. You will have five business days from the postmark date of your purchase confirmation to rescind your subscription. If your subscription is rejected, or if you rescind your subscription during the rescission period, all funds deposited will be promptly returned to you without any interest. See “ – Book-Entry Registration and Transfer” and “ – Rescission Right” below. Investors whose subscriptions for notes have been accepted and anyone who subsequently acquires notes in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus and in the indenture.

We may modify or supplement the terms of the notes described in this prospectus from time to time in a supplement to the indenture and a supplement to this prospectus. Except as set forth under “ – Amendment, Supplement And Waiver” below, any modification or amendment will not affect notes outstanding at the time of such modification or amendment.

Denomination. You may purchase notes in the minimum principal amount of $1,000 or any amount in excess of $1,000. You will determine the original principal amount of each note you purchase when you subscribe. You may not cumulate purchases of multiple notes with principal amounts less than $1,000 to satisfy the minimum denomination requirement.

31

Term. We may offer notes with the following terms to maturity:

•	three months	•	three years
•	six months	•	four years
•	one year	•	five years
•	two years	•	ten years

You will select the term of each note you purchase when you subscribe. You may purchase multiple notes with different terms by filling in investment amounts for more than one term on your subscription agreement. However, we may not always sell notes with all of the above terms.

Interest Rate. The rate of interest we will offer to pay you on notes at any particular time will vary based upon market conditions, and will be determined by the length of the term of the notes, the total principal amount of all notes owned by you and your immediate family, our capital requirements and other factors described below. The interest rate on a particular note will be determined at the time of subscription or renewal, and then remain fixed for the original or renewal term of the note. We will establish and may change the interest rates payable for notes of various terms and at various investment levels in an interest rate supplement to this prospectus.

The notes will earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the note portfolio of the holder. The interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus.

Interest rates we offer on the notes may vary based on numerous factors in addition to length of the term and aggregate principal amount. These factors may include, but are not limited to:

•	the desire to attract new investors;
•	whether the notes exceed certain principal amounts;
•	whether the notes are being renewed by existing holders; and
•	whether the notes are beneficially owned by persons residing in particular geographic localities.

Computation of Interest. We will compute interest on notes on the basis of a calendar year consisting of 365 days. Interest will compound daily and accrue from the date of purchase. The date of purchase will be the date we receive and accept funds if the funds are received prior to 12:01 p.m. central time on a business day, or the next business day if the funds are received on a non-business day or at or after 12:01 p.m. central time on a business day. Our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Interest Payment Dates. Holders of notes may elect at the time a subscription agreement is completed to have interest paid either monthly, quarterly, semiannually, annually or at maturity. If you choose to have interest paid monthly, you may elect the day of the month on which interest will be paid, subject to our approval. For all other payment periods, interest will be paid on the same day of the month as the purchase date of your note. You will not earn interest on any rescinded note. See “ — Rescission Right” below for additional information on your right to rescind your investment.

Place and Method of Payment. We will pay principal and interest on the notes by direct deposit to the account you specify in your subscription documents. We will not accept subscription agreements from investors who are unwilling to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest on the notes will be payable at our principal executive office or at such other place as we may designate for payment purposes.

32

Servicing Agent. We may engage a non-affiliated third party to act as our servicing agent. Such person’s responsibilities as servicing agent would involve the performance of certain administrative and customer service functions for the notes that we are responsible for performing as the issuer of the notes. For example, a servicing agent may serve as our registrar and transfer agent and may manage certain aspects of the customer service function for the notes, which may include handling phone inquiries, mailing investment kits, processing subscription agreements, issuing quarterly investor statements and redeeming and repurchasing notes. In addition, we may retain a servicing agent to provide us with monthly reports and analysis regarding the status of the notes, and the amount of notes that remain available for purchase.

You may contact us with any questions about the notes at the following address and telephone number:

Consumer Portfolio Services, Inc.
19500 Jamboree Road, Sixth Floor
Irvine, CA 92612
Telephone: (888) 776-1887

Book-Entry Registration and Transfer. The notes are issued in book entry form, which means that no physical note is created. Evidence of your ownership is provided by written confirmation. Except under limited circumstances described below, holders will not receive or be entitled to receive any physical delivery of a certificated security or negotiable instrument that evidences their notes. The issuance and transfer of notes will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system.

The holders of the accounts established upon the purchase or transfer of notes will be deemed to be the owners of the notes under the indenture. The holder of the notes must rely upon the procedures established by the trustee to exercise any rights of a holder of notes under the indenture. We will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.

We will also regularly provide the trustee with information regarding the total amount of any principal and/or interest due to holders with regard to the notes on any interest payment date or upon redemption.

On each interest payment date, we will credit interest due on each account and direct payments to the holders. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes.

Book-entry notations in the accounts evidencing ownership of the notes are exchangeable for actual notes in principal denominations of $1,000 and any amount in excess of $1,000 and fully registered in those names as we direct only if:

•	we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or
•	after the occurrence of an event of default under the indenture, holders of more than 50% of the aggregate outstanding principal amount of the notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of notes and the trustee notifies all registered holders of the occurrence of any such event and the availability of certificated securities that evidence the notes.

Subject to the exceptions described above, the book-entry interests in these securities will not be exchangeable for fully registered certificated notes.

Rescission Right. A purchaser of notes has the right to rescind his or her investment, without penalty, upon written request within five business days from the postmark date of the purchase confirmation (but not upon transfer or automatic renewal of a note). You will not earn interest on any rescinded note. We will promptly return any funds sent with a subscription agreement that is properly rescinded. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received by us on or prior to the fifth business day following the mailing of written confirmation by us of the acceptance of your subscription. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such written confirmation by us.

33

In addition, if your subscription agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, we will send to you at your registered address a notice and a copy of the post-effective amendment once it has been declared effective. You will have the right to rescind your investment upon written request within five business days from the postmark date of the notice that the post-effective amendment has been declared effective. We will promptly return any funds sent with a subscription agreement that is properly rescinded without penalty, although any interest previously paid on the notes being rescinded will be deducted from the funds returned to you upon rescission. A written request for rescission, if personally delivered or delivered via electronic transmission, must be received on or prior to the fifth business day following the mailing of the notice that the post-effective amendment has been declared effective. If mailed, the written request for rescission must be postmarked on or before the fifth business day following the mailing of such notice.

The limitations on the amount of notes that can be redeemed early in a single calendar quarter described under “– Redemption or Repurchase Prior to Stated Maturity” below do not affect your rescission rights.

Right to Reject Subscriptions. We may reject any subscription for notes in its sole discretion. If a subscription for notes is rejected, we will promptly return any funds sent with that subscription, without interest.

Renewal or Redemption On Maturity. Approximately 15, but not less than 10 days prior to maturity of your note, we will send you a notice at your registered address indicating that your note is about to mature and whether we will allow automatic renewal of your note. If we allow you to renew your note, we will also send to you the then current form of prospectus, which will include an interest rate supplement and any other updates to the information contained in this prospectus. The interest rate supplement will set forth the interest rates then in effect. The notice will recommend that you review the then current prospectus, including any prospectus supplements, and the interest rate supplement, prior to exercising one of the below options. Unless the election period is extended as described below, you will have until 15 days after the maturity date to exercise one of the following options:

•	You can do nothing, in which case your note will automatically renew for a new term equal to the original term at the interest rate in effect at the time of renewal. If your note pays interest only at maturity, all accrued interest will be added to the principal amount of your note upon renewal. For notes with other payment options, interest will be paid on the renewed note on the same schedule as the original note.
•	You can elect repayment of your note, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your note will not earn interest on or after the maturity date.
•	You can elect repayment of your note and use all or part of the proceeds to purchase a new note with a different term or principal amount. To exercise this option, you will need to complete a subscription agreement for the new note and mail it along with your request. The issue date of the new note will be the maturity date of the old note. Any proceeds from the old note that are not applied to the new note will be sent to you.
•	If your note pays interest only at maturity, you can receive the accrued interest that you have earned during the note term just ended while allowing the principal amount of your note to roll over and renew for the same term at the interest rate then in effect. To exercise this option, you will need to call or send a written request to us.

The foregoing options will be available to holders until termination or redemption under the indenture and the notes by either the holder or us. Interest will accrue from the first day of each renewed term. Each renewed note will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate note portfolios for notes of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar notes are not then being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing note if no such rate is specified.

34

If we notify the holder of our intention to repay a note at maturity, we will pay the holder the principal amount and any accrued but unpaid interest on the stated maturity date. Similarly, if, within 15 days after a note’s stated maturity date (or during any applicable extension of the 15 day period, as described below), the holder requests repayment with respect to a note, we will pay the holder the principal amount of the note plus accrued but unpaid interest up to, but not including, the note’s stated maturity date. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive interest payments that include interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. We will initiate payment to any holder timely requesting repayment by the later of the maturity date or five business days after the date on which we receive such notice from the holder. Because payment is made by ACH transfer, funds may not be received in the holder’s account for 2 to 3 business days. Requests for repayment should be made in writing.

We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be required to elect to have your notes renewed or repaid following their stated maturity at a time when we have determined that a post-effective amendment must be filed with the Securities and Exchange Commission, but such post-effective amendment has not yet been declared effective, the period during which you can elect renewal or repayment will be automatically extended until ten days following the postmark date of a notice that will be sent to you at your registered address that the post-effective amendment has been declared effective. In the event that a holder’s regularly scheduled interest payment date falls after the maturity date of the note but before the date on which the holder requests repayment, the holder may receive an interest payment that includes interest for periods after the maturity date of the note. If this occurs, the excess interest will be deducted from our final payment of the principal amount of the note to the holder. All other provisions relating to the renewal or redemption of notes upon their stated maturity described above shall remain unchanged.

Redemption or Repurchase Prior To Stated Maturity. The notes may be redeemed prior to stated maturity only as set forth in the indenture and described below. The holder has no right to require us to prepay or repurchase any note prior to its maturity date as originally stated or as it may be extended, except as indicated in the indenture and described below.

Redemption By Us. We have the right to redeem any note at any time prior to its stated maturity upon 30 days written notice to the holder of the note. The holder of the note being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus but accrued and unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which notes we will redeem if we choose to do so. We are not required to redeem notes on a pro rata basis.

Repurchase Election Upon Death Or Total Permanent Disability. Notes may be repurchased prior to maturity, in whole and not in part, at the election of a holder who is a natural person (including notes held in an individual retirement account), by giving us written notice within 45 days following the holder’s total permanent disability, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following his or her death. Subject to the limitations described below, we will repurchase the notes within 10 days after the later to occur of the request for repurchase or the establishment to our satisfaction of the holder’s death or total permanent disability. The repurchase price, in the event of such a death or total permanent disability, will be the principal amount of the notes, plus interest accrued and not previously paid up to but not including the date of repurchase. If spouses are joint registered holders of a note, the right to elect to have us repurchase will apply when either registered holder dies or suffers a total permanent disability. If the note is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we repurchase the notes unless all joint holders have either died or suffered a total permanent disability. If the note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the right to request repurchase upon death or total permanent disability does not apply.

35

Repurchase At Request of Holder. We may honor or refuse, in our discretion, a request to repurchase any notes other than upon maturity, or upon the death or total permanent disability of the holder. As a matter of policy, we generally refuse such requests. We are bound to refuse such a request if such repurchase would cause us to exceed the quarterly limitation non repurchases described below.

Limitations on Requirements to Repurchase. Our obligation to repurchase notes prior to maturity for any reason will be subject to a calendar quarter limit equal to the greater of $1 million of aggregate principal amount for all holders or 2% of the total principal amount of all notes outstanding at the end of the previous calendar quarter. This limit includes any notes we repurchase upon death or total permanent disability of the holder, and would apply even in the absence of our contractual prohibition on repurchases, noted above.

Modifications to Repurchase Policy. We may modify the policies on repurchase in the future. No modification will affect the right of repurchase applicable to any note outstanding at the time of any such modification.

Transfers. The notes are not negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. The purchase confirmation issued upon our acceptance of a subscription is not a certificated security or negotiable instrument, and no rights of record ownership can be transferred without our prior written consent. Ownership of notes may be transferred on the note register only as follows:

•	The holder must deliver us written notice requesting a transfer signed by the holder(s) or such holder’s duly authorized representative on a form to be supplied by us.
•	We must provide our written consent to the proposed transfer.
•	We may require a legal opinion from counsel satisfactory to us that the proposed transfer will not violate any applicable securities laws.
•	We may require a signature guarantee in connection with such transfer.

Upon transfer of a note, we will provide the new holder of the note with a purchase confirmation that will evidence the transfer of the account on our records. We may charge a reasonable service charge in connection with the transfer of any note.

Quarterly Statements. We will provide holders of the notes with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions or repurchases made, if any, and the interest rate paid during the quarter. These statements will be mailed not later than the 10th business day following the end of each calendar quarter. We may charge such holders a reasonable fee to cover the charges incurred in providing such information.

Subordination. The indebtedness evidenced by the notes, and any interest thereon, is subordinated in right of payment to all of our senior debt, including indebtedness held by our subsidiaries that are special purpose entities. “Senior debt” means all of our secured, unsecured, senior or subordinate indebtedness, as well as other financial obligations of the company, whether outstanding on the date of this prospectus or incurred after the date of this prospectus, whether such indebtedness is or is not specifically designated as being senior debt in its defining instruments, other than (i) existing outstanding unsecured subordinated indebtedness in the amount of $28.5 million as of June 30, 2026, and (ii) any future offerings of additional renewable unsecured subordinated notes, both of which will rank equally with the notes. Any documents, agreements or instruments evidencing or relating to any senior debt may be amended, restated, supplemented and/or renewed from time to time without requiring any notice to or consent of any holder of notes or any person or entity acting on behalf of any such holder or the trustee.

The indenture does not prevent holders of senior debt from disposing of, or exercising any other rights with respect to, any or all of the collateral securing the senior debt. As of June 30, 2026, we had approximately $3,979.8 million of debt outstanding that is senior to the notes, all of which was issued by our consolidated special purpose entities. Including accounts payable and accrued expenses, we had approximately $4,074.5 million of outstanding obligations senior to the notes, as of June 30, 2026.

36

Except for certain limited restrictions, the terms of the notes or the indenture do not impose any limitation on the amount of senior debt or other indebtedness we may incur, although our existing senior debt agreements may restrict us from incurring new senior debt. See “Risk Factors – Risk Factors Relating to the Notes – Because the notes rank junior to substantially all of our existing and future debt and other financial obligations, your notes will lack priority in payment.”

The notes are not guaranteed by any of our subsidiaries, affiliates or control persons. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, creditors of that subsidiary will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, no assets of that subsidiary may be used to make payment to the holders of the notes until the creditors of that subsidiary are paid in full from the assets of that subsidiary.

In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default on the senior debt, no payment may be made on the notes until all senior debt has been paid in full or provision for such payment has been made to the satisfaction of the senior debt holders. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the notes. If any distribution is nonetheless made to holders of the notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full.

We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repurchase at maturity, on default, or otherwise), on the notes and any other indebtedness being subordinated to the payment of the notes, and neither the holders of the notes nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the notes, if a default or event of default under any senior debt has occurred and is continuing, or if any default or event of default under any senior debt would result from such payment, in each case unless and until:

•	the default and event of default has been cured or waived or has ceased to exist; or
•	the end of the period commencing on the date the trustee receives written notice of default from a holder of the senior debt and ending on the earlier of

•	the trustee’s receipt of a valid waiver of default from the holder of senior debt; or
•	the trustee’s receipt of a written notice from the holder of senior debt terminating the payment blockage period.

Provided, however, that if any of the blockage events described above has occurred and 179 days have passed since the trustee’s receipt of the notice of default without the occurrence of the cure, waiver or termination of all blockage periods described above, the trustee may thereafter sue on and enforce the indenture and the notes as long as any funds paid as a result of any such suit or enforcement action shall be paid toward the senior debt until it is indefeasibly paid in full before being applied to the notes.

No Collateral Security; No Sinking Fund. The notes are unsecured, which means that none of our tangible or intangible assets or property, nor any of the assets or property of any of our subsidiaries, has been set aside or reserved to make payment to the holders of the notes in the event that we default on our obligations to the holders. In addition, we will not contribute funds to any separate account, commonly known as a sinking fund, to repay principal or interest due on the notes upon maturity or default. See “Risk Factors – Risk Factors Relating to the Notes – Because the notes will have no sinking fund, collateral security, insurance or guarantee, you may lose all or a part of your investment in the notes if we do not have enough cash to pay the notes.”

37

Restrictive Covenants. The indenture contains certain limited restricted covenants that restrict us from certain actions as set forth below.

The indenture provides that, so long as the notes are outstanding:

•	we will not declare or pay any dividends or other payments of cash or other property solely in respect of our capital stock to our stockholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our stockholders) unless no default and no event of default with respect to the notes exists or would exist immediately following the declaration or payment of the dividend or other payment;
•	to the extent legally permissible, we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of the indenture; and
•	neither our board of directors nor our shareholders will adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of our assets, otherwise than (i) substantially as an entirety, or (ii) in a qualified sales and financing transaction, and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of our remaining assets to the holders of our capital stock, unless, prior to making any liquidating distribution pursuant to such plan, we make provision for the satisfaction of our obligations under the renewable unsecured subordinated notes.

We are not restricted from entering into qualified sale and financing transactions or incurring additional indebtedness. See “Risk Factors – Risk Factors Relating to the Notes – Because there are limited restrictions on our activities under the Indenture, you will have only limited protection under the indenture.”

Consolidation, Merger or Sale. The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

•	the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and
•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and we will be released from all our liabilities and obligations under the indenture and under the notes.

Events Of Default. The indenture provides that each of the following constitutes an event of default:

•	failure to pay interest on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);
•	failure to pay principal on a note within 15 days after the due date for such payment (whether or not prohibited by the subordination provisions of the indenture);
•	our failure to observe or perform any material covenant, condition or agreement or our breach of any material representation or warranty, but only after we have been given notice of such failure or breach and such failure or breach is not cured within 60 days after our receipt of notice;
•	defaults in certain of our other payment obligations that result in such payment obligations becoming or being declared immediately due and payable and such declaration is not rescinded or annulled within 60 days after our receipt of notice of such declaration; and
•	certain events of bankruptcy or insolvency with respect to us.

38

If any event of default occurs and is continuing (other than an event of default involving certain events of bankruptcy or insolvency with respect to us), the trustee or the holders of at least a majority in principal amount of the then outstanding notes may by notice to us declare the unpaid principal of and any accrued interest on the notes to be due and payable immediately. So long as any senior debt is outstanding, however, and a payment blockage on the notes is in effect, a declaration of this kind will not be effective, and neither the trustee nor the holders of notes may enforce the indenture or the notes, except as otherwise set forth above in “ — Subordination.” In the event senior debt is outstanding and no payment blockage on the notes is in effect, a declaration of this kind will not become effective until the later of:

•	the day which is five business days after the receipt by us and the holders of senior debt of such written notice of acceleration; or
•	the date of acceleration of any senior debt.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding notes will become due and payable without further action or notice.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest on the notes) if the trustee in good faith determines that withholding notice would have no material adverse effect on the holders.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except:

•	a continuing default or event of default in the payment of interest on, or the principal of, a note held by a non-consenting holder; or
•	a waiver that would conflict with any judgment or decree.

We are required to deliver to the trustee within 120 days of the end of our fiscal year a certificate regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a certificate specifying such default or event of default and what action we are taking or propose to take with respect to the default or event of default.

Amendment, Supplement and Waiver. Except as provided in this prospectus or the indenture, the terms of the indenture or the notes then outstanding may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the notes held by a holder who has not consented if it has any of the following consequences:

•	reduces the aggregate principal amount of notes whose holders must consent to an amendment, supplement or waiver;
•	reduces the principal of or changes the fixed maturity of any note or alters the repurchase or redemption provisions or the price at which we shall offer to repurchase or redeem the note;

39

•	reduces the rate of or changes the time for payment of interest, including default interest, on any note;
•	waives a default or event of default in the payment of principal or interest on the notes, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration;
•	makes any note payable in money other than that stated in this prospectus;
•	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;
•	makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of notes;
•	modifies or eliminates the right of the estate of a holder or a holder to cause us to repurchase a note upon the death or total permanent disability of a holder; or
•	makes any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of the notes, we and the trustee may amend or supplement the indenture or the notes:

•	to cure any ambiguity, defect or inconsistency;
•	to provide for assumption of our obligations to holders of the notes in the case of a merger, consolidation or sale of all or substantially all of our assets;
•	to provide for additional uncertificated or certificated notes;
•	to make any change that does not adversely affect the legal rights under the indenture of any such holder, including but not limited to an increase in the aggregate dollar amount of notes which may be outstanding under the indenture;
•	to modify our policy regarding repurchases elected by a holder of notes prior to maturity and our policy regarding repurchase of the notes prior to maturity upon the death or total permanent disability of any holder of the notes, but such modifications shall not materially adversely affect any then outstanding notes; or
•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

The Trustee. Computershare Trust Company, National Association has agreed to be the successor trustee to Wells Fargo Bank, National Association, under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee. The trustee may resign at any time , or may be removed by the holders of a majority of the aggregate principal amount of the outstanding notes. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939, as amended, we may remove the trustee. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

40

Reports to Trustee. We will provide the trustee with quarterly reports containing any information reasonably requested by the trustee. These quarterly reports will include information on each note outstanding during the preceding quarter, including outstanding principal balance, interest credited and paid, transfers made, any redemption or repurchase and interest rate paid.

No Personal Liability of Our Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of ours or any servicing agent, will have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the notes waives and releases these persons from any liability, including any liability arising under applicable securities laws. The waiver and release are part of the consideration for issuance of the notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Service Charges. We and our servicing agent may assess service charges for changing the registration of any note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a note by the holder to another person.

Additional Securities. We may offer additional classes of securities with terms and conditions different from the notes currently being offered in this prospectus. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus. If we sell the entire principal amount of notes offered in this prospectus, we may register and sell additional notes by amending this prospectus, but we are under no obligation to do so.

Variations in Terms and Conditions. We may from time to time to vary the terms and conditions of the notes offered by this prospectus, including, but not limited to: minimum initial principal investment amount requirements; maximum aggregate principal amount limits; interest rates; minimum denominations; service and other fees and charges; and redemption provisions. Terms and conditions may be varied by state, locality, principal amount, type of investor — for example, new or current investor — or as otherwise permitted under the indenture governing the securities offered by this prospectus. No change in terms, however, will apply to any notes issued and outstanding.

Interest Withholding. We will withhold 24% of any interest paid to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the subscription agreement (or another document) or where the Internal Revenue Service has notified us that backup withholding is otherwise required. Please read “Material Federal Income Tax Consequences – Reporting and Backup Withholding.”

Liquidity. There is not currently a trading market for the notes, and we do not expect that a trading market for the notes will develop.

Satisfaction and Discharge of Indenture. The indenture shall cease to be of further effect upon the payment in full of all of the outstanding notes and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional notes under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding notes.

Reports. We currently publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of notes who sends a written request to:

Consumer Portfolio Services, Inc.
19500 Jamboree Road, Suite 600
Irvine, California 92612
Attention: Corporate Secretary
(949) 753-6800

41

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion is our counsel’s opinion of the material federal income tax consequences relating to the ownership and disposition of the notes. The discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, regulations issued under the Internal Revenue Code and judicial or ruling authority, all of which are subject to change that may be applied retroactively. The discussion assumes that the notes will be characterized as debt for federal income tax purposes. In addition, the discussion assumes that the notes are held as capital assets and does not discuss the federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging, straddle or conversion transactions, or persons that have a functional currency other than the U.S. dollar. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. In addition, the discussion does not deal with holders other than original purchasers. You are urged to consult your own tax advisor to determine the specific federal, state, local and any other tax consequences applicable to you relating to your ownership and disposition of the notes.

Interest Income on the Notes

Subject to the discussion below applicable to “non-U.S. holders,” interest paid on the notes will generally be taxable to you as ordinary income as the income is paid if you are a cash method taxpayer or as the income accrues if you are an accrual method taxpayer.

However, a note with a term of one year or less, which we refer to in this discussion as a “short-term note,” will be treated as having been issued with original issue discount or “OID” for tax purposes equal to the total payments on the note over its issue price. If you are a cash method holder of a short-term note you are not required to include this OID as income currently unless you elect to do so. Cash method holders who make that election and accrual method holders of short-term notes are generally required to recognize the OID in income currently as it accrues on a straight-line basis unless the holder elects to accrue the OID under a constant yield method. Under a constant yield method, you generally would be required to include in income increasingly greater amounts of OID in successive accrual periods.

Cash method holders of short-term notes who do not include OID in income currently will generally be taxed on stated interest at the time it is received and will treat any gain realized on the disposition of a short-term note as ordinary income to the extent of the accrued OID generally reduced by any prior payments of interest. In addition, these cash method holders will be required to defer deductions for certain interest paid on indebtedness related to purchasing or carrying the short-term notes until the OID is included in the holder’s income.

There are also some situations in which a cash basis holder of a note having a term of more than one year may have taxable interest income with respect to a note before any cash payment is received with respect to the note. If you report income on the cash method and you hold a note with a term longer than one year that pays interest only at maturity, you generally will be required to include OID accrued during the original term (without regard to renewals) as ordinary gross income as the OID accrues. OID accrues under a constant yield method, as described above.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, you will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the note. Your adjusted tax basis of a note generally will equal your original cost for the note, increased by any accrued but unpaid interest (including OID) you previously included in income with respect to the note and reduced by any principal payments you previously received with respect to the note. Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in your income. This capital gain or loss will be short-term or long-term capital gain or loss, depending on whether the note had been held for more than one year or for one year or less.

42

Non-U.S. Holders

Generally, if you are a nonresident alien individual or a non-U.S. corporation and do not hold the note in connection with a United States trade or business, interest paid and OID accrued on the notes will be treated as “portfolio interest” and therefore will be exempt from a 30% United States withholding tax. In that case, you will be entitled to receive interest payments on the notes free of United States federal income tax provided that you periodically provide a statement on applicable IRS forms certifying under penalty of perjury that you are not a United States person and provide your name and address. In addition, in that case you will not be subject to United States federal income tax on gain from the disposition of a note unless you are an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other requirements are met. Interest paid and accrued OID paid to a non-U.S. person are not subject to withholding if they are effectively connected with a United States trade or business conducted by that person and we are provided a properly executed IRS Form W-8ECI. They will, however, generally be subject to the regular United States income tax. If you are a non-U.S. corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business also may be subject to a “branch profits tax” at a 30% rate, although an applicable income tax treaty may provide for lower rate.

Reporting and Backup Withholding

We will report annually to the Internal Revenue Service and to holders of record that are not excepted from the reporting requirements any information that may be required with respect to interest or OID on the notes.

Under certain circumstances, as a holder of a note, you may be subject to “backup withholding” at a 24% rate. Backup withholding may apply to you if you are a United States person and, among other circumstances, you fail to furnish on IRS Form W-9 or a substitute Form W-9 your Social Security number or other taxpayer identification number to us. Backup withholding may apply, under certain circumstances, if you are a non-United States person and fail to provide us with the statement necessary to establish an exemption from federal income and withholding tax on interest on the note. Backup withholding, however, does not apply to payments on a note made to certain exempt recipients, such as tax-exempt organizations, and to certain non-United States persons. Backup withholding is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that you furnish certain required information.

This federal tax discussion is included for general information only and may not be applicable depending upon your particular situation. You are urged to consult your own tax advisor with respect to the specific tax consequences to you of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Legislation Involving Payments to Certain Foreign Entities

Under certain circumstances, the Foreign Account Tax Compliance Act (“FATCA”) requires us or our paying agent (in its capacity as such) to deduct and withhold a tax equal to 30% of any payments made on our notes to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign institution or entity is acting as an intermediary), and any person having the control, receipt, custody, disposal, or payment of any gross proceeds of sale or other disposition of our notes to deduct and withhold a tax equal to 30% of any such proceeds, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisors regarding the possible implications of these requirements on an investment in the notes.

43

PLAN OF DISTRIBUTION

Except as we may otherwise indicate in the applicable prospectus supplement, we will sell these securities directly, without an underwriter or selling agent, and the securities will be sold by our employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), our employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

We plan to market the notes directly to the public and to our existing noteholders through newspaper, radio, internet, direct mail and other advertising. We will bear the expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses and marketing costs. No one will receive a commission based on notes sold or renewed.

We may distribute the notes in one or more transactions: (1) at a fixed price or prices, which may be changed; or (2) at negotiated prices. We may also sell notes in exchange for outstanding notes held by our existing noteholders.

We have engaged a third party, Redwater, LLC (“Servicing Agent”), to act as our servicing agent and manage certain administrative and customer service functions relating to the notes, including handling administrative inquiries from potential investors, mailing investment kits, processing subscription agreements and responding to certain written and telephonic questions relating to the notes.

The Servicing Agent will forward to us written or telephonic questions by investors and note holders regarding topics that are not addressed in the prospectus or its supplements, including without limitation questions relating to our finances and business, our performance and practices with regard to the notes, and substantive matters regarding an investment in the notes, unless such questions can be answered solely by reference to our SEC filings. The Servicing Agent may respond to questions that are purely administrative or ministerial in nature.

The Servicing Agent will also be responsible for recording changes in note holders’ addresses or accounts, preparing and issuing maturity and renewal notices, quarterly statements, newsletters, reports and analyses to note holders and to us, directing the paying agent to make scheduled payments, repurchase payments and redemption payments in a timely manner, and directing the paying agent to issue Form 1099INT’s to note holders as required by law. In addition, the Servicing Agent will provide us and the trustee with management reports regarding the notes as required under the indenture. We may elect to perform these duties ourselves.

We will pay the Servicing Agent a monthly service fee of $7.50 per note based on the maximum number of notes outstanding during the month. We will also pay the Servicing Agent fulfillment fees of $2.00 per investment kit mailed and $1.00 per other mailing.

From time to time, the Servicing Agent may also serve as an “advertising agency” and earn the difference between published gross and net advertising rates. The Servicing Agent may also earn a mark-up for facilitating the printing of marketing materials.

All subscriptions, investor materials, and advertisements must be approved by us and we will bear all expenses incurred in connection with the offer and sale of the notes, including document fulfillment expenses, legal and accounting fees, regulatory fees, due diligence expenses, and marketing costs. No one will receive a commission based on notes sold or renewed.

44

Prior to the offering, there has been no public market for the notes. We do not intend to list the notes on any securities exchange or include them for quotation on Nasdaq. No one is obligated to make a market in the notes, and we do not anticipate that a secondary market for the notes will develop.

We may vary the terms and conditions of the offer by state, locality or as otherwise described under “Description of the Notes – Interest Rate” and “ – Variations in Terms and Conditions” in this prospectus. From time to time, we also may vary the terms and conditions of the securities offered by this prospectus depending on such factors as our liquidity requirements, the interest rate environment and other economic conditions.

LEGAL MATTERS

Certain legal matters in connection with the notes have been passed upon for us by our Chief Legal Officer, Michael Lavin, Irvine, California and by Alston & Bird LLP, Dallas Texas.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

45

GLOSSARY

asset-backed securities — Securities that are backed by financial assets, such as automobile contracts and loans.

automobile contract — A retail installment sales contract or installment loan agreement secured by a new or used automobile, light-duty truck or van.

credit enhancement — Credit enhancement refers to a mechanism that is intended to protect the holders of the asset-backed securities against losses due to defaults by the obligors under the automobile contracts.

excess spread cash flows — The difference between the cash collected from automobile contracts in a securitization or warehouse credit facility in any period and the sum of (i) the interest and principal paid to investors on the indebtedness issued in connection with the securitization or warehouse credit facility, (ii) the costs of servicing the automobile contracts and (iii) certain other costs incurred in connection with completing and maintaining the securitization or warehousing.

overcollateralization — With respect to a securitization or warehouse credit facility, the excess of (a) the aggregate principal balance of the securitized or warehoused pool of automobile contracts over (b) the aggregate outstanding principal amount of the related indebtedness.

securitization or securitized — The process through which automobile contracts and other receivables are accumulated or pooled and sold to a trust which issues securities representing interests in the trust to investors.

servicing portfolio — All of the automobile contracts that we own and that we have sold in securitizations and into our warehouse credit facilities and, in each case, continue to service.

special purpose entities — Our subsidiaries that were formed for the specific purpose of securitizing our automobile contract receivables and facilitating our warehouse, residual and other financing facilities.

spread account — An account required by the credit enhancer of a securitization or warehouse credit facility in order to protect the credit enhancer against credit losses. Generally, excess spread cash flow from the pool of automobile contracts is credited to the account and retained until the account balance reaches a set maximum balance. If the maximum balance set forth under the terms of a particular securitization or warehouse credit facility is attained, the excess spread cash flows and any surplus in the spread account are returned to us, our residual lenders or the purchaser of a residual interest, as the case may be. The maximum balance in a particular securitization may increase or decrease over time, and also may never be attained in any particular securitization or warehouse credit facility. Any remaining spread account balance is released to us, our residual lenders or the purchaser of a residual interest, as the case may be, upon termination of the securitization or warehouse credit facility.

warehousing — A method in which automobile contracts are financed by financial institutions on a short-term basis. In a warehousing arrangement, which we also refer to as a “warehouse credit facility,” automobile contracts are accumulated or pooled on a daily or less frequent basis and assigned or pledged as collateral for short-term borrowings until they are financed in a securitization.

46